02046943

1934 Act Registration No. 1-12118

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
JUL 2 3 2002
1086

FORM 6-K

Report of Private Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
7/1/02

For the Month of July , 2002

Ek Chor China Motorcycle Co. Ltd.

(Translation of registrant's name into English)

21st Floor,
Far East Finance Centre,
16 Harcourt Road,
Hong Kong
(Address of principal executive offices)

PROCESSED
JUL 2 4 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ________)

Information furnished on this form :

(1) Press release, dated July 22, 2002, by the Registrant relating to the disposal of investment in Hong Kong Ek Chor Nissei Company Limited.

EXHIBIT

Exhibit Number		Page
1.1	Press release, dated July 22, 2002, by the Registrant relating to the disposal of investment in Hong Kong Ek Chor Nissei Company Limited.	3

Released on July 22, 02
at 8:05 p.m.
(Hong Kong Time)

EK CHOR CHINA MOTORCYCLE CO. LTD.

易初中國摩托車有限公司

(Incorporated in Bermuda with limited liability)

For Immediate Release

To: Business Editors

EK CHOR CHINA MOTORCYCLE CO. LTD.
DISPOSAL OF INVESTMENT IN
HONG KONG EK CHOR NISSEI COMPANY LIMITED

HONG KONG, July 22, 2002 - Ek Chor China Motorcycle Co. Ltd. ("Ek Chor China" or the "Company"; NYSE: EKC), today announced the disposal of investment in Hong Kong Ek Chor Nissei Company Limited ("HENS").

The Company's wholly-owned subsidiary, Ek Chor Investment Company Limited ("ECI"), has agreed to dispose of its entire 43% investment interest in HENS. The buyer is Nippon Seiki Co., Ltd. ("Nippon Seiki") of Japan who currently owns a 43% interest in HENS.

The share sale price is USD5,363,820. ECI's holdings in HENS had a book value of USD3,433,652 as of December 31, 2001. The capital gain from the sale of investment will be determined upon closing, which is expected to be no later than September 30, 2002.

HENS is engaged solely in the investment in Shanghai Ek Chor Nissei Co., Ltd. ("Shanghai Nissei") whose business is the manufacturing of electrical appliances such as remote control and certain motorcycle and automotive instrumentation parts and components, including speedometers, tachometers and instrument panels in Shanghai, the People's Republic of China ("PRC"). HENS owns 80% of Shanghai Nissei.

The disposal, which was initiated by Nippon Seiki under a plan to expand production in the PRC, falls in line with one of EKC's principal business strategies of focusing on and expanding motorcycle manufacturing and marketing in the PRC. EKC has a 55% ownership of a motorcycle manufacturing operation in Luoyang Northern Ek Chor Motorcycle Company Limited with the brand name "Dayang".

* * *

Ek Chor China is a Bermuda incorporated holding company which owns interests in and actively manages sino-foreign joint ventures in the PRC. These ventures are engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors. The Company has considered and will consider from time to time divestment of its interests when presented with attractive opportunities. The Company's common shares are listed on the New York Stock Exchange under the symbol EKC.

- end -

Distributed by Ek Chor China Motorcycle Co. Ltd.
For further information, please contact:

Ek Chor China Motorcycle Co. Ltd.
Edward Chih-Li Chen   Tel: (86 21) 6467 8112

CORRESPONDENCE ADDRESS: 21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG.
TELEPHONE: 2520 1601   FAX: 2861 2514

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ek Chor China Motorcycle Co. Ltd.
(Registrant)

Date : July 22, 2002

By : ______________________
Robert Ping-Hsien Ho
Director